1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.continentalminerals.com

CONTINENTAL LISTS PREFERRED SHARES ON THE TSX VENTURE EXCHANGE

October 12, 2010, Vancouver, BC- Continental Minerals Corporation (TSX-V:KMK; OTCBB:KMKCF) announces that its application to list its outstanding class of non-voting redeemable preferred shares (the “Preferred Shares”) on the TSX Venture Exchange has been accepted by the Exchange. There are 12,483,916 Preferred Shares, which were authorized and issued pursuant to a 2001 BC Supreme Court order made in connection with reorganization. That reorganization saw Continental’s Harmony Gold Project transferred to a subsidiary of Taseko Mines Limited (TSX:TKO), for securities that are redeemable for Taseko common shares which will be used to redeem the Preferred Shares.

The redemption timing and exchange ratio terms of the Preferred Shares for Taseko shares were pursuant to the 2001 arrangement, made dependent on the occurrence of certain possible value-realization events related to the Harmony Project but the terms provided that the Preferred Shares must be redeemed for Taseko shares in any event by October 16, 2011. The number of Taseko shares potentially issuable to redeem the Preferred Shares is based on a formula, but as long as Taseko shares trade below C$10.00 the number is fixed at 6,277,000 Taseko shares, meaning that each Preferred Share will be entitled to receive by no later than October 16, 2011, 0.503 Taseko common shares. However, if Taseko shares trade higher than C$10.00, then the number of Taseko shares receivable by the Preferred Shares as a class is determined by dividing $62.77 million by the higher Taseko share price. The Preferred Shares are not redeemable before October 16, 2011 nor can they be retracted by the holders before then.

If the Arrangement with Jinchuan Group (the “Jinchuan Arrangement”) announced September 17, 2010 proceeds, it is planned, subject to ongoing negotiations with Taseko, to propose to holders of the Preferred Shares as a class that redemption of the Preferred Shares for Taseko shares be accelerated to occur just before closing of the Arrangement, which is targeted for late 2010. The Taseko shares will be subject to certain contractual hold period restrictions, which will be described in the information circular which will be required for the proposed Jinchuan Arrangement. Unless and until the proposed Jinchuan Arrangement completes, all of the Preferred Shares are will be freely tradable in Canada through the facilities of the TSX Venture Exchange. The Preferred Shares will not be listed on any other exchange.

Further details about the Preferred Shares can be downloaded from the www.SEDAR.com filing on February 26, 2001 of the information circular used in connection with the reorganization as well as from a SEDAR filing as of today’s date which includes both the Continental corporate articles and the Taseko subsidiary articles relating to the Preferred Shares and the Taseko shares issuable on their redemption. These two documents detail the terms of the redemption and other matters related to the Preferred Shares.

Continental’s Chairman Ronald Thiessen commented, “This supplemental listing will give the Preferred Shareholders a market in order to enhance the liquidity of these shares over what could be up to a final year of their term before they are redeemed. Establishing a listing will also help with increasing the general awareness of the underlying value of these shares. Further information about the proposed treatment of these Preferred Shares in the planned Arrangement will be included in the Shareholders circular expected to be sent to shareholders in November.”

For more information contact:

Susie Bell, Investor Relations
Toll Free: 1-800-667-2114
Ph: (604) 684-6365
Fax: (604) 684-8092
Email: info@hdgold.com

THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable Canadian securities laws concerning the likelihood of the Jinchuan Arrangement completing. Although Continental has attempted in its previous filings and disclosures to identify important factors and conditions that could prevent the Jinchuan Arrangement from completing there may be other conditions or factors that are yet to be determined based in part on the present need to negotiate definitive agreements both with Jinchuan, but as well with Taseko and others, obtain regulatory and Court approvals and prepare the related documents. There can be no assurance that Continental’s identification of conditions and completion factors will prove to be complete or accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and understand that there are risks in connection with completion of the Arrangement which are beyond the control of Continental.